PROKOM SOFTWARE SA

FAX

03 AUG 15 AM 7:21

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 14 Aug 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.30 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **WITHDRAW THE RIGHT OF PROXY**

The Management Board of Prokom Software SA withdrew the right of proxy which was conferred to Mr Mirosław Szturmowicz on 2nd June 2003.


03029297

14 Aug 2003 Dariusz Górka
Member of the Management Board

Dlw 8/15